UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y0017S 10 2
(CUSIP Number)

Peter C. Georgiopoulos
Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
(212) 763-5637

with a copy to

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attn: Gary J. Wolfe
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
________
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0017S 10 2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,235,250

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,235,250

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,235,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y0017S 10 2

Explanatory Note:

This Amendment No. 1 to Schedule 13D, which amends the Schedule 13D dated August 30, 2007, reflects (i) the termination of a three-year lock-up agreement, between Peter C. Georgiopoulos (the “Reporting Person”) and Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the “Issuer”), Bear, Stearns & Co. Inc., Johnson Rice & Company LLC, Simmons & Company International, and Dahlman Rose & Company LLC; (ii) a grant to Mr. Georgiopoulos of 30,000 shares of common stock, par value $0.01 per share, of the Issuer pursuant to the Issuer’s Amended and Restated 2006 Equity Incentive Plan and a Restricted Share Award Agreement.

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation. The Issuer’s principal executive offices are located at 42 Hatzikyriakou Avenue, Piraeus, Athens J3 185 38, Greece.

Item 2.	Identity and Background.

(a)	Peter C. Georgiopoulos.

(b)	The business address of the Reporting Person is Aegean Marine Petroleum Network Inc., 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Board and a director of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

No cash or other consideration was paid in connection with the distribution of Shares of Common Stock described in Item 4 below.

Item 4.	Purpose of Transaction.

The Reporting Person was a member of AMPNInvest LLC (“AMPNInvest”), a Marshall Islands limited liability formed, among others, for the purpose of acquisition, ownership and ultimate disposition of securities of the Issuer.  Effective as of August 13, 2007, AMPNInvest was dissolved and the Reporting Person received 4,205,250 shares of Common Stock of the Issuer on August 21, 2007.

Pursuant to a Restricted Share Award Agreement dated as of March 19, 2008 (the “Agreement”), between the Issuer and the Reporting Person, 30,000 shares of Common Stock of the Issuer, that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in the Agreement, were granted to the Reporting Person under the Issuer’s Amended and Restated 2006 Equity Incentive Plan.

The Reporting Person serves as Chairman of the Board and a director of the Issuer.  As a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,235,250 shares of Common Stock, which represents approximately 10.1% of 42,688,510 shares of Common Stock outstanding as of April 11, 2008, as reported in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on April 18, 2008.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 4,235,250 shares.

(c)	The Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Issuer’s initial public offering, the Reporting Person entered into a three-year lock-up agreement, as amended (the “Lock-Up Agreement”), with Bear, Stearns & Co. Inc. (“Bear Stearns”), Johnson Rice & Company LLC, Simmons & Company International, Dahlman Rose & Company LLC (collectively the “Underwriters”), and the Issuer, pursuant to which the Reporting Person was restricted from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of the Issuer’s equity securities, restricted securities or any security that is convertible into or exercisable or exchangeable for the Issuer’s equity securities and from engaging in certain other transactions relating to such securities until December 8, 2009 without the prior written consent of Bear Stearns, subject to certain exceptions for permitted transfers, such as those in connection with certain tender offers, mergers or consolidations and changes of control.  Pursuant to a letter dated April 14, 2008, Bear Stearns, as representative of the Underwriters, terminated the Lock-Up Agreement in its entirety.

On December 13, 2006, AMPNInvest entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Reporting Person, as a transferee of AMPNInvest, has the right to make up to three demands that the Issuer registers 4,205,250 shares of Common Stock.  In addition, the Reporting Person will have the ability to exercise certain piggyback registration rights.  The Issuer will bear the expenses relating to such registrations.

Except for the Registration Rights Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

1.
Form of Registration Rights Agreement by and among Aegean Marine Petroleum Network Inc., Leveret International Inc. and AMPNInvest LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333-129768)).

2.	Restricted Share Award Agreement by and among Aegean Marine Petroleum Network Inc. and Peter C. Georgiopoulos, dated as of March 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2008
(Date)

/s/ Peter C. Georgiopoulos
(Signature)

PETER C. GEORGIOPOULOS
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 2

RESTRICTED SHARE AWARD AGREEMENT

RESTRICTED SHARE AWARD AGREEMENT UNDER THE AEGEAN MARINE PETROLEUM NETWORK INC. AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN dated as of March 19, 2008, between Aegean Marine Petroleum Network Inc. (the “Company”) and Peter Georgiopoulos (the “Grantee”).

This Restricted Share Award Agreement (this “Award Agreement”) sets forth the terms and conditions of an award (the “Award”) of 30,000 shares of the Company’s common stock, $0.01 par value (“Shares”), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein (“Restricted Shares”) and that are granted to the Grantee under the Aegean Marine Petroleum Network Inc. Amended and Restated 2006 Equity Incentive Plan (the “Plan”).

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT.  BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1.  Definitions.  Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.

SECTION 2.  The Plan.  This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company’s shares, (c) capital or other changes of the Company and (d) other requirements of applicable law.  The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

SECTION 3.  Vesting and Delivery.  (a)  Vesting.  The Restricted Shares shall become vested, and the restrictions set forth in this Award Agreement shall lapse, with respect to all of the Shares covered by this Award on December 19, 2012, conditioned upon the Grantee’s continued service as an employee of the Company or a Subsidiary (an “Employee”) or as a director of the Company from the date of this Award Agreement through the applicable vesting date.

(b)  Delivery of Shares.  On or following the date of this Award Agreement, conditioned upon the Grantee’s delivery of an executed copy of this Award Agreement to the Company in accordance with Section 13 below, certificates issued in respect of Restricted Shares shall be registered in the Grantee’s name and deposited by the Grantee, together with a stock power endorsed in blank, with the Company or such other custodian as may be designated by the Administrator or the Company, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee’s rights with respect to such Restricted Shares become vested.  Upon the vesting of the Grantee’s rights with respect to such Restricted Shares, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee’s legal representative.

SECTION 4.  Forfeiture of Restricted Shares.  If the Grantee’s rights with respect to any Restricted Shares or Retained Distributions (as defined below) awarded to the Grantee pursuant to this Award Agreement have not become vested prior to the date on which the Grantee, for any reason, ceases to serve as an Employee, the Grantee’s rights with respect to such Restricted Shares or Retained Distributions shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto.

SECTION 5.  Voting Rights; Dividend Equivalents.  Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all regular cash dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares; provided that the Company will retain custody of all distributions other than regular cash dividends (“Retained Distributions”) made or declared with respect to the Restricted Shares (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Shares) until such time, if ever, as the Restricted Shares with respect to which such Retained Distributions have been made, paid or declared have become vested, and such Retained Distributions shall not bear interest or be segregated in a separate account.

SECTION 6.  Non-Transferability of Restricted Shares and Retained Distributions.  Unless otherwise provided by the Administrator in its discretion, Restricted Shares and Retained Distributions may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of.  Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares or Retained Distributions in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.

SECTION 7.  Taxes. The delivery of Share certificates pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4 of the Plan.

SECTION 8.  Consents, Stop Transfer Orders and Legends.  (a)  Consents.  The Grantee’s rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee’s consenting to the Company’s supplying to any third-party recordkeeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee’s making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee’s representing in writing to the Company (A) that it is the Grantee’s intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee’s acknowledgment that all Share certificates delivered under this Award Agreement shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the SEC, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) a stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b)  Stop Transfer Orders and Legends.  The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to nontransferability pursuant to this Award Agreement).  The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 9.  Changes in Capital Structure/Other Significant Events.  This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.

SECTION 10.  Governing Law.  The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.

SECTION 11.  Headings.  Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.

SECTION 12.  Amendment and Termination of the Plan/Award.  The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan.  No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee.  The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.

SECTION 13.  Counterparts.  This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement.  This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Signature Page Follows

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

AEGEAN MARINE PETROLEUM NETWORK INC.

By:	/s/ Spyridon Fokas
Name: Spyridon Fokas
Title: General Counsel and Corporate Secretary

GRANTEE

/s/ Peter Georgiopoulos
Peter Georgiopoulos